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                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                   CALEDONIA SIGNS MOU TO ACQUIRE MOGALE GOLD,

            COMPLETES A FINANCING AND UPDATES ACTIVITIES AT BARBROOK

                        FEBRUARY 4TH, 2003, 09:00 HRS EST

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF and Frankfurt 883686.F ) is pleased to report that it has signed a Memorandum of Understanding ("MOU") giving it an option to acquire the Mogale Gold (Pty) Ltd ("Mogale"). Caledonia has also completed a C$3 million private placement financing.

MOGALE GOLD

Caledonia has signed a MOU with the South African Export Development Fund ("SAEDF") which grants Caledonia a 30 day option period to acquire a 100% interest in Mogale, subject to Caledonia conducting a satisfactory due diligence review of Mogale. Mogale operates a gold recovery plant and owns a number of gold plant slimes and sands dumps in the Roodeport/Krugersdorp area of the West Witwatersrand in South Africa, approximately 50 kilometres west of Johannesburg. This acquisition, if completed, is expected to provide Caledonia with immediate gold production of approximately 50 to 60 Kg per month from the treatment of dumps at Mogale and the potential to increase this significantly to 110 to 120 Kg of gold over the next three to four months. In addition, Caledonia has an option to purchase additional dumps in the area close to Mogale.

Pursuant to the MOU, Caledonia has assumed management responsibilities at Mogale during the due diligence period. Caledonia can exercise its option and purchase Mogale by issuing 6 million Caledonia shares with a 4 month hold, and by granting 4 million share purchase warrants to SAEDF. Each 1 million warrants are exercisable within 18 months at prices of C$0.60, C$0.73, C$0.86 and C$1.00 respectively.

Mogale is, in the MOU warranted to have maximum debt and rehabilitation liabilities of S.A. R45.9 million (approximately C$ 8.2 million)

The transaction is subject to final documentation, acceptance by the TSX exchange, and approval of the South African regulatory authorities - which are expected to be received. A more detailed production forecast will be issued once the transaction has closed.

FINANCING

On December 31, 2002 and January 6, 2003, Caledonia, through the efforts of its fiscal agent, IBK Capital Corp. of Toronto completed a financing of 12 million units priced at C$0.25 each. Each unit consists of one common share of Caledonia and one half share purchase warrant. Each full warrant entitles the holder to purchase one common share of Caledonia at a price of $0.33 for a period of one year from the date of issue.

The Corporation also reports that since December 15th 2002 a total of 7,268,135 share purchase warrants from previous financings have been exercised. These have generated C$1,417,286 for the Corporation.

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The funds raised will be used to fund further capital improvements at the
Barbrook and Eersteling Mines in South Africa, and exploration activities at the Goedgevonden diamond and Rooipoort platinum properties in South Africa.

BARBROOK

At the Barbrook Mine in Mpumalanga Province of South Africa, mine development is progressing with the first stope production scheduled for February. Since December mined ore is being trammed to a surface stockpile according to plan and is grading in excess of the modeled grade of 6 g/t. Ore is drawn from the stockpile, crushed and is stored in the coarse-ore bin ready for milling once the resin-in-leach circuit ("RIL") is commissioned in late February/early March. This follows a decision to delay final commissioning in order to allow the construction and installation of a six stage Resin pump cell carousel. This carousel, which was designed by Kemix, will result in faster leach kinetics, better gold recoveries and lower operating costs in the RIL plant than were initially planned from modifying the CIL circuit to RIL.

EERSTELING

The mining permission for Eersteling has been applied for and is expected shortly. On receipt, work on returning Eersteling to production will commence. The platinum resource at Rooipoort has been modeled based on the downdip drilling by Amplats, and further exploration on this property will commence early in the second quarter.

Caledonia has adequate funds at this time to carry out the activities described above and expects to be cash-flow positive shortly.

Caledonia is currently involved in a number of negotiations the results of which will be announced as they are concluded.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                            JAMES JOHNSTONE                         CHRIS HARVEY
Chairman, President and CEO             V-P Operations and COO                  Technical Director
South Africa                            Canada                                  Canada
Tel: (011-27-11) 447-2499               Tel: (1-905) 607-7543                   Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554               Fax: (1-905) 607-9806                   Fax: (1-905) 607-9806

FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CALEDONIA'S WEBSITE HTTP:/WWW.CALEDONIAMINING.COM